Amedisys, Inc.

11100 Mead Road, Suite 300

Baton Rouge, LA 70816

March 3, 2006

VIA EDGAR and US MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

450 Fifth Street, NW

Washington D.C. 20549

Re:	Amedisys, Inc.

•	Form 10-K for the Fiscal Year ended December 31, 2004, Filed March 17, 2005

•	Form 10-Q for the Period Ended September 30, 2005, Filed November 9, 2005 File No. 000-24260

Dear Mr. Rosenberg:

In response to your letter dated February 17, 2006, we are providing you with the following reply to the additional questions and comments as outlined in your letter. For your convenience, we have presented your original comments verbatim and added our responses.

1.	We have the following comments on your responses to prior comments one and two:

a.    Regarding your response to part a. of prior comment one, the existing disclosures that you cited appear to only summarize the cost report activity included in the amounts due to/from Medicare. However, based on your disclosures, it would appear that revisions to the estimated amounts originally reported as net patient revenue and accounts receivable may also result, at a minimum, from: (1) changes in the base episode payments established by the Medicare Program; (ii) adjustments to the base episode payments for partial episodes and for other factors, such as case mix, geographic wages, low utilization and intervening events; and, (iii) recoveries of overpayments. As such, please revise your existing disclosures to quantify and discuss the amount of all revisions made, in each period presented, to the estimated amounts of net patient revenue originally recognized in a prior period.

Response: We have included the following disclosure in our 10-K filing for the year ended December 31, 2005 which we believe addresses your comment:

Under the Prospective Payment System (“PPS”) for Medicare reimbursement, net revenues are recorded based on a reimbursement rate that varies based on the severity of the patient’s condition, service needs and other factors. Net revenues are recorded as services are rendered to patients over the 60-day episode period. At the end of each month, a portion of our revenue is estimated for episodes in progress.

Medicare reimbursement, on an episodic basis, is subject to adjustment if there are significant changes in the patient’s condition during the treatment period or if the patient is discharged but readmitted to another agency within the same 60-day episodic period. Revenue recognition under the Medicare reimbursement program is based on certain variables including, but not limited, to: (i) changes in the base episode payments established by the Medicare Program; (ii) adjustments to the base episode payments for partial episodes and for other factors, such as case mix, geographic wages, low utilization and intervening events; and,

(iii) recoveries of overpayments. Adjustments to revenue result from differences between estimated and actual reimbursement amounts, an inability to obtain appropriate billing documentation or authorizations acceptable to the payor and other reasons unrelated to credit risk.

Revenue recognition for episodes in progress is estimated based upon historical trends. We continuously compare the estimated Medicare reimbursement amounts recorded to the actual Medicare reimbursement received. Historically, any difference between estimated amounts recorded and actual amounts received from Medicare has been immaterial. Management believes based on information available and our judgment that changes to one or more of the factors that impact the accounting estimate, which are reasonably likely to occur from period to period, will not materially impact either our reported financial results, our liquidity or our future financial results.

The main impact would be current legislation impacting our reimbursement rates. We are currently unaware of any such proposals.

Deferred revenue of approximately $26.9 million and $14.9 million relating to the Medicare PPS program was included as a reduction to our accounts receivable in the Consolidated Balance Sheets as of December 31, 2005 and December 31, 2004, respectively, since only a nominal amount of deferred revenue represents cash collected in advance of providing services

b.    In your response to part b. of prior comment one, you asserted that you could not arrive at any meaningful quantifiable amount that would represent the reasonably possible effects resulting from a change in estimate. Consistent with Section V. of Financial Reporting Release 72, please revise your existing disclosures to quantify and discuss the impact that reasonably likely, as opposed to reasonably possible, changes in estimate would have on your liquidity, financial position and results of operations. In this regard, please note that reasonably likely changes may need to be based on information available to you and based on your judgment. As such, please also disclose your basis for estimating the reasonably likely changes and, if you consider it necessary, disclose any significant limitations in estimating the reasonably likely changes.

Response: We have included in paragraph four of our disclosure in 1. a. above, language that we believe addresses your comment. As disclosed in prior filings, should Medicare issue proposals that would have a material impact on our revenues, our liquidity or our financial position, we would continue to report such information as appropriate.

c.    Please revise your existing disclosures to include the information you provided in response to parts c., d. and e. of prior comment one and in response to prior comment two.

Response: We have included the following disclosure in our 10-K filing for the year ended December 31, 2005 which we believe addresses your comment:

Collectibility of Accounts Receivable

In the year ended December 31, 2005, our accounts receivable increased, net of the allowance for doubtful accounts, to $68.1 million from $24.5 million at December 31, 2004. This increase, which also resulted in an increase to our days revenue outstanding, was due to the increases in net service revenue primarily as a result of both internal growth and acquisitions and to delays in billing associated with our acquisitions, particularly with respect to our hospice acquisitions.

As a result of the significant acquisitions in the latter half of 2005, our net revenues increased to $231.1 million from $122.8 million for the period July 1 to December 31 for the years ended 2005 and 2004, respectively, which also accounts for the accounts receivable growth.

The following schedule details our accounts receivable by payor class (dollars in thousands):

	Current	31-60	61-90	91-120	Over 120	Total
December 31, 2005
Medicare (1)	$10,112	$17,894	$11,541	$5,581	$11,608	$56,736
Medicaid	1,528	1,467	1,468	746	2,433	7,642
Private	3,537	1,284	1,222	1,090	9,015	16,148

Total	$15,177	$20,645	$14,231	$7,417	$23,056	80,526

Allowance for doubtful accounts						(12,387)

Net accounts receivable						$68,139

Days revenue outstanding (2)						62.3 Days

December 31, 2004
Medicare (1)	$940	$7,317	$7,456	$3,219	$2,578	$21,510
Medicaid	345	166	152	177	722	1,562
Private	1,243	700	543	320	2,351	5,157

Total	$2,528	$8,183	$8,151	$3,716	$5,651	28,229

Allowance for doubtful accounts						(3,751)

Net accounts receivable						$24,478

Days revenue outstanding (2)						40.3 Days

(1)	There was $5.1 million and $2.5 million pending approval of the Change of Ownership by the Center for Medicare Services (“CMS”) as of December 31, 2005 and 2004, respectively. We believe all amounts to be collectible.

(2)	Due to our significant acquisitions and our internal growth, our calculation for days revenue outstanding is derived by dividing the ending net accounts receivables at December 31, 2005 and 2004 by the average daily net patient revenues for the three-month periods ended December 31, 2005 and 2004, respectively.

The process for estimating the ultimate collectibility of accounts receivable involves judgment, with the greatest subjectivity relating to non-Medicare accounts receivable. We currently record an allowance for uncollectible accounts on a percentage of earned revenue basis unless a specific issue is noted, at which time an adjustment to the allowance may be recorded. The percentage of revenue that we reserve is significantly higher for Medicaid, private insurance and self-pay patients than for Medicare and is based upon historical collection experience.

Our collection process begins with a concerted effort to ensure that our billing is accurate. We derived approximately 93% of our net service revenue from the Medicare system for each of the years ended December 31, 2005 and 2004 with a 99% cash collection realization on Medicare receivables. Our pre-billing process includes an electronic Medicare claim review referred to as a scrubber to improve the quality of filed claims data in an effort to reduce the volume of collection effort on these accounts. Non-Medicare accounts are billed based upon payor requirements and include multiple third party payors. We routinely perform pre-billing reviews to improve the quality of filed claims and have installed multiple checkpoints when claims are not processed timely. For 2005, our self-pay revenue represented less than 2% of our non-Medicare revenue and approximately .01% of our total revenue and is considered immaterial. For non-Medicare third party payors and for self-pay, if payment has not been received within prescribed periods, collection personnel contact payors to determine why payment has not been made and claims are resubmitted if necessary. Collections personnel also bill patients for any co-payments and make a good faith effort to collect these amounts. There are a very small number of contracts that require a patient co-payment. If a claim has been denied, an appeal is filed with the payor. If, through individual review of accounts, it is determined that all efforts have been exhausted a write-off is generated. We have historically elected not to litigate uncollected self-pay amounts but may do so in the future. We have authorizations required to initiate and post these write offs to our system. Accounts are written off against the allowance only when all collection efforts have been exhausted and such determination may take up to 48 months.

d.    According to your response to prior part e., you indicated that a write-off is generated if, through individual review of accounts, it is determined that all efforts have been exhausted. Please revise your existing disclosures to indicate the general timing, in days outstanding, relating to steps taken before write-offs occur.

Response: We have included in final paragraph of our disclosure in 1. c. above, language that we believe addresses your comment.

2.	Based on your response to prior comment four, it appears that you classify payments for Medicare liabilities as either financing or operating activities, solely based on whether or not they have extended repayment terms. Based on your disclosures, it appears that these liabilities arose from the normal course of your operations, not from borrowing money from Medicare or any other financing activity specified in paragraph 18 of SFAS 95. Instead, the payment of these liabilities would appear to be an operating activity pursuant to paragraph 23 (Even if the payments under extended terms had aspects of a financing activity, it would appear that the payments should be reflected as an operating activity pursuant to paragraph 24, based on the predominant source of the cash flows. As such, please amend your filing to restate your statements of cash flows and related disclosures to reflect the payments for Medicare liabilities as an operating activity.

Response: When audits of cost reports are completed, we are notified by Medicare if an overpayment or an underpayment for services has occurred. When we were notified in 2002 that we were overpaid for services, we sought and were denied bank financing to settle our Medicare obligation. Upon submission of our failed effort to obtain financing, Medicare, as a lender of last resort, granted us an option to settle the obligation as a financing arrangement over a period of up to thirty-six months at a market adjusted interest rate, with no prepayment penalty. We consider this to be a borrowing, because of our intention of returning the same plus interest. The borrowing in this case was predicated on our providing evidence to Medicare that at least two financial institutions declined to extend us credit where the proceeds would have been used to settle the obligation. Other payments to settle Medicare liabilities, where borrowed money was not involved, have been classified as cash flows from operating activities.

SFAS 95, paragraph 18, states, “Financing activities include… borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.” Predicated on the aforementioned, we respectfully believe the process that we went through in order to settle the Medicare obligation over an extended period was in substance a borrowing in accordance with SFAS 95 and accordingly the borrowing and the related repayments were and should be treated as a financing activity.

Repayment of this financing arrangement was completed and no transactions of this nature have been initiated in any period subsequent to 2003 with Medicare. Moreover, we believe that the presentation of our 2003 statement of cash flows is not misleading and the trading judgment of reasonable investors have and will be left untouched regardless of the presentation.

3.	Regarding your response to prior comment five, please provide us with revisions to your accounting policy disclosure that would have described how, upon recognizing hospice revenue, you had determined that you had not exceeded the inpatient day limits and hospice cap amounts. In so doing, please address how you can make that determination when you disclose that the cap amount is calculated by the Medicare fiscal intermediary at the end of the hospice cap period and presumably communicated to you thereafter

Response: We have included the following disclosure in our 10-K filing for the year ended December 31, 2005 which we believe addresses your comment:

Hospice is generally billed to Medicare weekly for discharged patients and monthly for ongoing care. Each hospice provider is subject to payment caps for inpatient services, and the cap is based on inpatient days which cannot exceed 20% of all Medicare hospice days.

Overall Medicare reimbursement is also subject to a cap amount calculated by the Medicare fiscal intermediary at the end of each hospice cap period. On a monthly and quarterly basis, we estimate our potential cap exposure using information available for both inpatient day limits as well as per beneficiary cap amounts. The total cap amount for each provider is calculated by multiplying the number of beneficiaries electing hospice care during the period by a statutory amount that is indexed for inflation. The per beneficiary cap amount was $19,778 and $19,636 for the twelve month periods ending October 31, 2005 and 2004, respectively. Any amounts received in excess of the per beneficiary cap must be refunded to Medicare within fifteen days.

We have settled all years through October 31, 2004 without exceeding any of the cap limits and we believe that, based upon our calculations and historical experience, we have not exceeded any of the cap limits and will have no amounts due the fiscal intermediary for the cap period ending October 31, 2005, which is expected to be settled in the second quarter of 2006.

Management believes that changes to one or more of the factors that impact the accounting estimate for hospice revenue, which are reasonably likely to occur from period to period, will not materially impact either our reported financial results, our liquidity or our future financial results.

4.	Please tell us why it was appropriate for your response to prior comment six to be based on EITF 99-19 As nursing home revenue would appear to be within the scope of the AICPA Audit and Accounting Guide for Health Care Organizations, the transactions would appear to be excluded from the scope of EITF 99-19 by its paragraph 4. If EITF 99-19 is applicable, please expand your prior response to address the indicators described in paragraphs 7, 11,15 and 16 of EITF 99-19. If the AICPA Guide is applicable, please tell us how its specific provisions support offsetting nursing home costs by nursing home revenue and including the net amount in direct hospice care expenses.

Response: We believe the Audit Guide for Healthcare Organizations does not address this particular matter and thus we have considered other authoritative guidance.

We do not provide nursing home services (room and board) to our patients and there is no difference between what the hospice provider or in this case, we recognize as hospice revenue and what is earned and recorded. Specifically, as we have no control over the price paid to the nursing home, which in effect becomes the ‘home’ of the patient concurrent with the hospice care. We do not change the services performed by the nursing home and the nursing home provider operates as a separate provider under all applicable regulations, over which we also have no control.

We believe the facts as presented support the accounting used by us related to the recording of nursing home revenue net of nursing home costs for the following reasons:

In EITF Issue 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the EITF reached a consensus that reporting revenue on a gross versus net basis is a matter of judgment that depends on the relevant facts and circumstances.

The EITF provides a listing of factors or indicators that should be considered in that evaluation; however, EITF Issue 99-19 concluded that none of the indicators should be considered presumptive or determinative. However, the relative strength of each indicator should be considered and considering the indicators in paragraphs 7 through 18, we believe there is a preponderance of evidence or indicators to report revenue net of nursing home costs. Specifically, we do not believe that we are the primary obligor in the arrangement nor do we, in most cases, have discretion in supplier selection as outlined in EITF paragraphs 7 and 11, respectively. In most instances, the patient has already entered the nursing home and the nursing home is receiving reimbursement from Medicaid for the patient’s room and board. Once a patient becomes eligible to receive our hospice services, Medicaid begins to remit to us a stipend for our services as well as room and board at the fixed rate as previously established with the nursing home. As an agent, we simply pass monies received for room and board from Medicaid on to the nursing home at the same fixed rate, in accordance with our agreement. We do not earn a profit on this pass through. In accordance with Paragraph 15, the supplier, and not Amedisys, is responsible for fulfillment, including the acceptability of the services requested by the patient, which is an indication that we do not have risks and rewards as principal in the transaction and that we should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). In accordance with Paragraph 16 of EITF Issue 99-19, we earn a fixed dollar amount per inpatient day regardless of the amount billed for the patient. Therefore, we are acting in an agency capacity and should record revenue net.

Further supporting our position, Statement of Financial Accounting Concepts No. 5: Recognition and Measurement in Financial Statements of Business Enterprises, paragraph 83(b) states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to be earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. The process of billing Medicaid for room and board services provided by the nursing home is a by-product of our major operations, that is, the providing of hospice care to our patients. We do not operate any nursing home facilities and, as a result, are not able to provide those services on our own. In addition, it is not our intent to provide these services on a profitable basis. Given this, the activities do not constitute “ongoing or central operations” of our Company and in our opinion should not be considered revenue-earning activities.

5.	In light of your response to prior comment seven, please provide us the disclosures that you intend to include in your Form 10-K for 2005 to provide the information required by paragraphs 51(b), 54 and 55 of SPAS 141 about the July 2005 acquisition of HouseCall. Regarding paragraph 51(b), please elaborate on your existing disclosures to clarify how the Housceall acquisition would contribute to your overall corporate strategy and to describe the specific factors that contributed to the recognition of goodwill for this specific acquisition; in so doing, please consider addressing the extent to which goodwill is comprised of the components described in paragraph B102. Regarding paragraphs 54 and 55, it seems that you should be able to provide these disclosures, as the termination of certain former Housecall employees, cited in your response, would only appear to have affected pro forma disclosures for the nine-month period ended September 30, 2004.

Response: We have included the following disclosure in our 10-K filing for the year ended December 31, 2005 which we believe addresses your comment:

In July 2005, we acquired the stock of HMR Acquisition, Inc., the parent holding company of Housecall Medical Resources, Inc. (“Housecall”), a privately-held provider of home care services with 57 home health agencies and nine hospice agencies in the states of Tennessee, Florida, Kentucky, Indiana and Virginia for a total purchase price of approximately $106.8 million, of which $11.0 million was placed in escrow. We have notified the previous owners of approximately $1.1 million in claims related to potential Medicare liabilities that we may pursue against escrowed funds, but no definitive settlement has been reached. The acquisition was completed on July 11, 2005, and we incurred approximately $1.8 million in closing costs associated with the acquisition. The aggregate purchase price was allocated to the assets acquired and liabilities assumed based upon a preliminary estimate of their fair values as determined by a valuation performed by an independent national firm. We anticipate that the valuation will be finalized during the first quarter of 2006. The excess of the purchase price over the fair value of the net identifiable assets was allocated to goodwill and other identifiable intangibles. Our goodwill as recognized is the excess of purchase price over the fair value of the identifiable net tangible and intangible assets acquired at the date of acquisition. We believe that the acquisition provides a market presence complementary to existing geographic markets for our home health business as well as establishing a meaningful entry into the hospice business with an assembled work force which is included as a component of goodwill. The following table summarizes the estimated fair values of the Housecall assets acquired and liabilities assumed in July 2005. The allocation of the purchase price is subject to refinement based upon finalization of the valuation.

Accounts receivable, net	$14,137
Property and equipment	1,674
Goodwill	96,579
Intangible assets	3,526
Deferred taxes	10,139
Other assets	6,455
Current liabilities	(19,742)
Long-term obligations	(4,209)

$108,559

The following table contains pro forma consolidated income statement information as if the Housecall transaction occurred January 1, 2004 (Dollar amounts in thousands except per share data):

	2005	2004
	(unaudited)
Net service revenue	$435,164	$330,431
Operating income	53,125	34,841
Net income	28,584	12,493
Basic earnings per share	1.83	0.96
Diluted earnings per share	1.79	0.92

The unaudited pro forma information presented above is presented for illustrative purposes only and may not be indicative of the results of operations that would have actually occurred if the transaction described had occurred as presented. In addition, future results may vary significantly from the results reflected in such information.

Please contact us at 225-292-2036 or gbrowne@amedisys.com should you wish to discuss our replies.

Yours truly,

/s/ Gregory H. Browne
Gregory H. Browne